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                                                               EXHIBIT (a)(3)(i)

                      FORM OF LETTER TO FINANCIAL ADVISORS
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MORGAN STANLEY PRIME INCOME TRUST
TENDER OFFER IS UNDERWAY

MORGAN STANLEY PRIME INCOME TRUST is now conducting its quarterly tender offer, which began on February 16, 2005 and will continue through March 18, 2005. The Trust has offered to purchase up to 50 million shares at the closing net asset value on March 18, 2005. The official notice of the offer appeared in all editions of THE WALL STREET JOURNAL on Wednesday, February 16, 2005.

As a closed-end fund with no secondary market, Prime Income Trust has conducted tender offers quarterly to provide shareholders with the opportunity to sell their shares.

Clients who are interested in tendering their shares can call MORGAN STANLEY TRUST and request a Tender Offer Package. The toll-free number is (800) 869-NEWS, EXTENSION 0. This number was also featured in the newspaper ad.

Alternatively, the letter to shareholders enclosed in the Tender Offer Package advises clients that contacting their Morgan Stanley Financial Advisor CAN GREATLY SIMPLIFY THE PROCESS TO TENDER SHARES. In this event, clients are not required to complete any documents included in the Tender Offer Package. (Clients who wish to tender shares directly are instructed to follow the instructions contained in the Offer to Purchase and the Letter of Transmittal.)

HOW FINANCIAL ADVISORS CAN TENDER SHARES FOR CLIENTS
You can enter a tender request, as directed by your client, on your workstation. To access the Order Entry Ticket, click on OE from the Morgan Stanley toolbar; then click on PROPRIETARY MUTUAL FUNDS and then MS ADVISOR FUND TICKET. You can type the fund symbol (PRIME) or click on the down arrow to see a selection of funds.

All requests to tender shares will be executed at the closing net asset value (less withdrawal charges, if any) on the last day of the tender offer, March 18, 2005. Proceeds of the tender will be credited to your clients' accounts within three business days after the close of the tender offer. Please be sure your clients understand the timing of the execution of the tender.

The withdrawal charge applies to shares tendered within four years of purchase and ranges from three percent in year one to one percent in year four (3 percent-2.5 percent-2 percent-1 percent-0 percent); there is no withdrawal charge on shares held longer than four years. Shares purchased through the reinvestment of dividends are not subject to the withdrawal charge. No waivers of the withdrawal charge may be made.

All tender orders entered on your workstation will be received by Morgan Stanley Trust. Upon receipt of tender requests, a Tender Offer Package detailing the tender offer is mailed automatically to your clients for informational purposes. Again, please be sure to tell your clients that they need not fill out the Letter of Transmittal, as your request to tender shares on their behalf takes the place of this.

Tender orders may be canceled anytime through the end of the tender offer on March 18, 2005. Clients may continue to purchase shares during the tender offer period.

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For more information about the Prime Income Trust tender offer, please refer to the MORGAN STANLEY HOST system on your workstation. To access information on Prime Income Trust, enter I PRIME or call MORGAN STANLEY FUNDS CLIENT RELATIONS at (800) 869-FUND.

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               JANUARY 31, 2005 DISTRIBUTION RATE: 4.12 PERCENT

Morgan Stanley Prime Income Trust seeks to provide a high level of current income consistent with the preservation of capital. THE DISTRIBUTION RATE ENDING JANUARY 31, 2005 WAS 4.12% PERCENT.

The trust invests primarily in senior secured, floating-rate loans made to companies by U.S. banks and other financial institutions. The loans are primarily tied to such rates as LIBOR (London Interbank Offered Rate) and the prime rate as published by THE WALL STREET JOURNAL.

Trust shares are sold only by prospectus, which contains more complete information on risks, charges and expenses. The trust's net asset value will fluctuate with changes in the market value of its portfolio securities. Dividends paid by the trust will vary. There can be no assurance that the trust will achieve its objective, and past performance is no guarantee of future results. The trust is not appropriate for all investors and should not be considered a complete investment program. AN INVESTMENT IN THE TRUST SHOULD BE CONSIDERED ILLIQUID. FOR MORE INFORMATION, PLEASE READ THE PROSPECTUS, INCLUDING THE SECTION ENTITLED RISK FACTORS.

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THIS MATERIAL IS PREPARED FOR FINANCIAL PROFESSIONAL USE ONLY. It may not be
reproduced, shown or quoted to members of the general public or used in written form as sales literature; any such use would be in violation of the NASD Conduct Rules. Please ask your clients to consider the investment objectives, risks, charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. Encourage them to read the prospectus carefully before investing.